

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2009

By U.S. Mail and Facsimile to: (419) 659-6289

Brian D. Young
Chief Financial Officer
United Bancshares, Inc.
100 South High Street
Columbus Grove, OH 45830

> **Re: United Bancshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 10, 2009**
> **File No. 333-86453**

Dear Mr. Young:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Information Regarding the Proposed Amendment to Article IV, page 7

1.   We note that you have already received preliminary approval from the Treasury Department to participate in the Capital Purchase Program. Please disclose any material conditions to this participation.

2.   You disclose on page 11 that you may be required to register the preferred shares, the warrants and the common stock underlying the warrants. Please provide us with your analysis regarding your current eligibility to use Form S-3 to register each of those securities. If you are eligible to use Form S-3 to register any of the securities, please revise your disclosure, if true, to indicate that you will be required to register such securities.

3.   Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

4.   Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

5.   We note your disclosure on pages 8 and 12 regarding your intended use of proceeds. Please reconcile this disclosure with the information contained in the footnotes to your forma financial information.

6.   We note your disclosure on page 11 regarding executive compensation. Please include disclosure regarding your future obligation to solicit a non-binding shareholder vote on this compensation.

Pro Forma Financial Information, page 13

General

7.   We note that the pro forma financial information presented is at and for the year ended December 31, 2008. Please be advised that the pro forma financial information must be based on audited historical financial statements. Please tell us when you plan to file your Form 10-K containing audited financial information for the year ended December 31, 2008. Alternatively, you may revise this section to present pro forma financial information for the year ended December 31, 2007 and for the nine month period ended September 30, 2008. Refer to Rule 11-2(c) of Regulation S-X regarding the periods to be presented with respect to pro forma financial information.

Pro Forma Balance Sheet

8.   In footnote three, please discuss in more detail how you arrived at the carrying value of the warrants and the related discount on the preferred stock. Disclose the market rate used when determining the fair value of the preferred stock. In addition, disclose how you arrived at the fair value of the warrants. If the Black-Scholes model was used, also disclose the assumptions made for dividend yield, risk free interest rate, expected life and volatility.

Pro Forma Income Statement

9.   In footnote four, please disclose the method used to amortize the discount on the preferred stock and the period over which you are amortizing that discount.

10.   There appears to be an error in the pro forma interest expense line item. Please revise the pro forma column accordingly.

Documents Incorporated by Reference, page 28

11.   Please revise the "Documents Incorporated by Reference" section to specifically indicate what information you are incorporating by reference. Also, if you do not satisfy the requirements of Item 13(b)(1) of Schedule 14A, please include a statement in the filing confirming that you are delivering any information that is incorporated by reference to security holders with the proxy statement in accordance with Item 13(b)(2).

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding any matters relating to pro forma financial information. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any other questions.

Sincerely,

Kate McHale
Staff Attorney

cc: (facsimile only)

Brian Griffith
Dinsmore & Shohl LLP